UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number    000-51217

Kmart Retirement Savings Plan for

Manteno Distribution Center Union Employees

(Exact name of registrant as specified in its charter)

3333 Beverly Road

Hoffman Estates, Illinois 60179

(847) 286-2500

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Interests in above-referenced Plan

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☐
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☐
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☒

Approximate number of holders of record as of the certification or notice date:    None*

Pursuant to the requirements of the Securities Exchange Act of 1934, Sears Holdings 401(K) Savings Plan, as successor to Kmart Retirement Savings Plan for Manteno Distribution Center Union Employees, has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Sears Holdings 401(k) Savings Plan

	By:	Sears Holdings Corporation Administrative Committee, Plan Administrator

Date: January 30, 2009	By:	/s/ Karl J. Koenig
Karl J. Koenig Member of Administrative Committee and Vice President, Human Resources, of Sears Holdings Corporation

*	Effective August 31, 2007, the Kmart Retirement Savings Plan for Manteno Distribution Center Union Employees (the “Kmart Plan”) merged with and into the Sears Holdings 401(k) Savings Plan (the “Sears Holdings Plan”), with the Sears Holdings Plan as the surviving plan. As a result of the merger, the Kmart Plan and the interests therein ceased to exist.